Exhibit 3.1(2)

Pulse Electronics Corporation
Amendments to
Amended and Restated Articles of Incorporation1

Amendment to Add an Event Triggering Conversion of
 the Company’s Series A Preferred Stock

Section 5(a) of Article FIFTH(2) is hereby amended to read in its entirety as follows:

“5.	Conversion.
(a)            Immediately following such time as [either] any of (x) the applicable provisions of the Indenture have been amended, modified or waived in accordance with the terms of the Indenture such that the conversion of the Series A Preferred Stock would not cause a Change in Control, as determined by the Corporation and the holders of the Series A Preferred Stock, [or] (y) all of the Corporation’s obligations under the Indenture have been satisfied and discharged and cease to be of further effect in accordance with Article 8 of the Indenture (notwithstanding the survival of the sections of the Indenture referred to in the last paragraph of Section 8.01 of the Indenture following the payment for, acquisition or exchange of all of the Convertible Notes), or (z) the Corporation has acquired and cancelled Convertible Notes having an aggregate principal amount equal to ninety percent (90%) or more of the aggregate principal amount of the Convertible Notes which are outstanding at the time of the amendment to this Section 5(a) which adds this clause (z) ([either] any such time, the “Mandatory Conversion Time”), the outstanding shares of Series A Preferred Stock shall automatically convert into the number of shares of Common Stock (the “Conversion Shares”) equal to the number of shares of Common Stock to which the Investors are entitled under Sections 1.01 and 1.02 of the Investment Agreement and not actually delivered at the Closing or thereafter pursuant to Section 1.03(c) of the Investment Agreement. The Conversion Shares shall be allocated amongst the holders of Series A Preferred Stock pro rata in accordance with their respective aggregate holdings of Series A Preferred Stock. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the closing price of the Common Stock on the trading day immediately preceding the date that the conversion of the Series A Preferred Stock occurs, or, if the Common Stock is not listed or admitted to trading on any national securities exchange or its bid ask prices are not published in an automated transaction reporting system, as determined in good faith by the Board.”

Amendment to Definition of “Investment Agreement”

The definition of “Investment Agreement” contained in Section 11(a) of Article FIFTH(2) is amended to read in its entirety as follows:

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1 Bracketed text represents text that is being deleted, and double underscored text represents text that is being added, by this amendment.

“’Investment Agreement’ shall mean that certain investment agreement, dated as of November 7, 2012, among the Investors, the Corporation and Technitrol Delaware, Inc., and solely for purposes of Sections 2.02, 4.05 and 8.09 of the Investment Agreement, Pulse Electronics (Singapore) Pte. Ltd., as amended by Amendment No. 1 to the Investment Agreement dated March 11, 2013, Amendment No. 2 to the Investment Agreement dated April 5, 2013, and Amendment No. 3 to the Investment Agreement dated February 21, 2014 the full texts of which are on file at the principal place of business of the Corporation, located at 12220 World Trade Drive, San Diego, California 92128.”